# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keros Therapeutics, Inc., CIK 0001664710
CUSIP: 492327101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 05/08/2025
Amends the filing with accession number 0001104659-25-034310
Filed by CIK 0001940272
Persons authorized to receive notices and communications: Daniel Schneeberger, 3503 Wild Cherry Drive, Building 9, Austin, Texas (TX), 78738, (512) 254-3790

## Reporting persons
- ADAR1 Capital Management, LLC (CIK 0001940272): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,390,964; shared voting power 0; sole dispositive power 5,390,964; shared dispositive power 0; aggregate amount beneficially owned 5,390,964 (13.27% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,392,737 shares of Common Stock held by ADAR1 Partners, LP, (ii) 743,558 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of May 8, 2025. As the investment manager of ADAR1 Partners, LP and ADAR1 SPV I, LP and as the sub-advisor of Spearhead Insurance Solutions IDF, LLC, ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, ADAR1 SPV I, LP and Spearhead Insurance Solutions IDF, LLC. Amounts reported do not include shares underlying certain put options and swap arrangements as disclosed in the Schedule 13D.
  
  The percentage in box 13 is based on 40,615,414 shares of Common Stock of the Issuer outstanding as of May 1, 2025, reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 6, 2025.
- ADAR1 Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,647,406; shared voting power 0; sole dispositive power 4,647,406; shared dispositive power 0; aggregate amount beneficially owned 4,647,406 (11.44% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,392,737 shares of Common Stock held by ADAR1 Partners, LP and (ii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of May 8, 2025. As the general partner of ADAR1 Partners, LP and ADAR1 SPV I, LP, ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and ADAR1 SPV I, LP. Amounts reported do not include shares underlying certain put options and swap arrangements as disclosed in the Schedule 13D.
  
  The percentage in box 13 is based on 40,615,414 shares of Common Stock of the Issuer outstanding as of May 1, 2025, reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 6, 2025.
- Daniel Schneeberger: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,390,964; shared voting power 0; sole dispositive power 5,390,964; shared dispositive power 0; aggregate amount beneficially owned 5,390,964 (13.27% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,392,737 shares of Common Stock held by ADAR1 Partners, LP, (ii) 743,558 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of May 8, 2025. As the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP. Amounts reported do not include shares underlying certain put options and swap arrangements as disclosed in the Schedule 13D.
  
  The percentage in box 13 is based on 40,615,414 shares of Common Stock of the Issuer outstanding as of May 1, 2025, reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Keros Therapeutics, Inc.
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts (MA), 02421
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 11, 2025 (as amended from time to time, the "Schedule 13D"). Except as otherwise stated, the Schedule 13D remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: On May 8, 2025, ADAR1 Capital Management issued a press release (the "May 8 Press Release") including an open letter (the "Letter") announcing its intention to vote "WITHHOLD" on the re-election of Dr. Mary Ann Gray and Dr. Alpna Seth at the Annual Meeting scheduled to take place on June 4, 2025. The foregoing descriptions of the May 8 Press Release and the Letter do not purport to be complete and are qualified in their entirety by reference to the full texts of the May 8 Press Release and the Letter, which are attached hereto as Exhibit D and Exhibit E, respectively, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit D: May 8 Press Release
Exhibit E: The Letter

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (05/08/2025)
- ADAR1 Capital Management GP, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (05/08/2025)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger (05/08/2025)